

SEC 17016464

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SEC Mail Processing Section

MAR 02 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Pine Street, 6th Floor

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Stroub	**(650) 492-6877**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Gary Tickel</u>, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **<u>SharesPost Financial Corporation</u>**, as of **<u>December 31, 2016</u>**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

FINANCIAL OPERATIONS PRINCIPAL Title

Subscribed and sworn to before me
this 28th day of February 2017



Notary Public



MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2163843
My Comm. Expires Sep 28, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONFIDENTIAL

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Gary Tickel**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of February, 2017, at

Temple City, California.



(Signature of person signing)

FINANCIAL & OPERATIONS PRINCIPAL
(Title of person signing report)

SharesPost Financial Corporation	134596
(Name of Licensee)	(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2017, by
Date *Month* *Year*

(1) GARY TICKEL
(and (2) ______________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2163843
My Comm. Expires Sep 28, 2020
NNA1

Signature ______________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Oath or Affirmation
Title or Type of Document: ______________ Document Date: ______________
Number of Pages: _____ Signer(s) Other Than Named Above: ______________

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder of
SharesPost Financial Corporation

We have audited the accompanying statement of financial condition of SharesPost Financial Corporation (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SharesPost Financial Corporation as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 28, 2017

SharesPost Financial Corporation
Statement of Financial Condition
December 31, 2016

Assets

Cash	$	1,862,143
Commissions receivable		132,368
Due from Parent		55,002
Due from affiliates		31,747
Other receivable		2,485
Internally Developed Software		786,001
Prepaid expenses		110,314
Deposits		32,409
Other assets		78,120
Goodwill		55,000
Total Assets	$	3,145,589

Liabilities and Shareholder's Equity

Liabilities:		
Accrued bonus compensation	$	424,095
Accounts payable and other accrued expenses		158,974
Deferred tax liability		159,667
Total Liabilities		742,736
Shareholder's equity:		
Common stock, 20,000,000 shares of $0.001 par value authorized and 105,000 shares issued and outstanding		105
Additional paid-in capital		3,519,539
Accumulated deficit		(1,116,791)
Total shareholder's equity		2,402,853
Total liabilities and shareholder's equity	$	3,145,589

See Accompanying Notes to the Statement of Financial Condition

SharesPost Financial Corporation

Notes to Statement of Financial Condition
December 31, 2016

1. Business and Summary of Significant Accounting Policies

Business

SharesPost Financial Corporation (the "**Company**"), formerly known as Perlinski & Associates, was incorporated in the State of California on December 3, 2004. The Company is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**").

In June 2011, Perlinski & Associates was acquired by and became a wholly-owned subsidiary of the Parent under the name SharesPost Financial Corporation. The Parent paid $55,000 to the former shareholders of the Company for the purchase of all outstanding shares of the Company, which was recorded as goodwill.

In December 2011, the Membership Application Program Group of FINRA, pursuant to NASD Rule 1017, granted the continuance in membership application of the Company which allowed the Company to commence business operations in accordance with its Membership Agreement. The Company began revenue generating activities in January 2012. The Company primarily operates as a broker-dealer in private securities transactions.

In August 2013, FINRA approved the Company's application to expand its business activities, specifically related to (1) receipt and custody of customer funds and unregistered securities; and, (2) aid in the transfer of ownership of such securities. In connection with the approval the Company would operate pursuant to the full provisions of SEC Rule 15c3-3 and the Company's minimum net capital requirement was increased to $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i).

As of December 31, 2016, the Company has not commenced its expanded business activities as approved by FINRA and continues to operate pursuant to SEC Rule 15c3-3(k)(2)(ii), the Customer Protection Rule. Customer funds are held in escrow accounts pursuant to escrow service agreements between customers and the escrow agent. The Company does not receive customer funds or securities, and does not otherwise hold funds or securities for, or owe money or securities to customers. The Company is therefore exempt from the Possession and Control Requirements of Rule 15c3-3, since the Company qualifies for the exemptive provisions of SEC Rule 15c3-3 paragraph (k)(2)(ii).

SharesPost Financial Corporation

Notes to Statement of Financial Condition
December 31, 2016

1. Business and Summary of Significant Accounting Policies (continued)

Cash

The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Commission Income and Commission Receivable

The Company provides its clients services with respect to effecting private company transactions that include identifying counterparties to a transaction, coordinating with the issuer and the issuer's transfer agent, facilitating the provision of agreements for a transaction and other assistance that may be necessary to efficiently and timely conclude a transaction in private company shares. For these services, the Company generally charges a commission to the transacting parties, paid from escrow at the time the issuer notifies the Company and the transacting parties that the transaction has been completed. Commissions are generally derived as a percentage of the aggregate size (share price times shares) of the private share transactions. In cases where an issuer exercises its right of first refusal, the Company must collect its fee from the selling party outside of escrow and after a transaction has been completed. On December 31, 2016, the Company had $184,868 in receivables with respect to completed transactions in private company shares due from transacting parties.

Internally Developed Software

The Company provides private company information, valuation tools and curated content to its clients online. The cost the Company incurs to develop the valuation tools, the investment workflows and to display the content are capitalized and amortized over their expected useful life, which the Company has estimated to be forty-eight months. On December 31, 2016 the Company had $786,001 in unamortized internally developed software that has useful lives ranging from thirty-nine to forty-seven months.

Year		Amortization
2017	$	212,197
2018		212,197
2019		212,197
2020		149,410
2021		-
Total	$	786,001

1. Business and Summary of Significant Accounting Policies (continued)

Goodwill

On March 29, 2011, the Parent entered into an agreement with the shareholders of Perlinski & Associates as of that date to purchase all of the outstanding shares of Perlinski & Associates for an aggregate purchase price of $55,000.

The transaction was completed on June 14, 2011, at which time Perlinski & Associates had no assets, liabilities or customers. Accordingly, the purchase consideration was allocated to goodwill. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition.

Goodwill is reviewed for impairment at least annually or when a triggering event occurs between annual impairment tests. The Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2016.

Accrued Bonus Compensation

The Company has a compensation plan for its registered representatives by which such registered representatives are paid a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2016 of $378,770 and the amount accrued was subsequently paid on January 31, 2017.

The Company has a compensation plan for employees, other than registered representatives, by which such employees are paid an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2016 of $45,325. The Board of Directors approved the bonus payouts and bonuses were paid on February 8, 2017.

Due from Parent

As of December 31, 2016, the Company had an outstanding receivable from the Parent in the amount of $55,002 for tax benefits utilized by the Parent, net of expenses paid by the Parent on behalf of the Company.

1. Business and Summary of Significant Accounting Policies (continued)

Due from Affiliates

As of December 31, 2016, the Company had an outstanding receivable from affiliated entities in the amount of $31,747 for expenses paid by the Company on behalf of the affiliates.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent. The Company's income tax expense is computed on a separate company basis using the tax rate of the consolidated filing entity.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Only those income tax benefits that management believes are more likely than not to be sustained, are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. As of and for the year ended December 31, 2016, there were no material temporary difference and therefore no deferred assets or liabilities recognized in the accompanying financial statements.

Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Based on its analysis, management believes that there are no material uncertain tax positions taken in the current year and in all prior years open to examination. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fair Value of Financial Instruments (Including Financial Instruments Not Carried at Fair Value)

The following table presents the carrying values and estimated fair values at December 31, 2016 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 1,862,143	$ 1,862,143	$ -	$ -	$ 1,862,143
Commissions receivable	132,368	-	132,368	-	132,368
Due from Parent	55,002	-	55,002	-	55,002
Due from affiliates	31,747	-	31,747	-	31,747
Other receivable	2,485	-	2,485	-	2,485
Deposits	32,409	-	32,409	-	32,409
Total Assets	$ 2,116,155	$ 1,862,143	$ 254,011	$ -	$ 2,116,155
Liabilities					
Liabilities:					
Accrued bonus compensation	$ 424,095	$ -	$ 424,095	$ -	$ 424,095
Accounts payable and other accrued expenses	158,974	-	158,974	-	158,974
Total Liabilities	$ 583,069	$ -	$ 583,069	$ -	$ 583,069

2. Income Taxes

The Company files a consolidated federal tax return and a combined California state income tax return with the Parent. The Company's income tax expense is computed on a separate company basis.

During 2016, the Company's tax losses were utilized by the Parent to recover income taxes paid by the Parent in 2015 on the sale of a joint venture interest. The tax effects of temporary differences and carryforwards resulted in a deferred tax liability as of December 31, 2016 of $159,667.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,146,723, which was $896,723 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.6477 to 1.

4. Related Party Transactions

The Company is party to an expense-sharing agreement with the Parent, effective January 1, 2012 (the "**Expense Agreement**") and superseded by a services agreement with the Parent effective November 1, 2015 (the "**Services Agreement**").

The Services Agreement allows the Parent to provide certain services to the Company and allocate certain direct and indirect expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of occupancy costs, including rent paid by the Parent, technology and communication costs and compensation and benefits of Parent personnel performing functions in support of the Company. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed on a monthly basis.

The Parent has adopted a stock option plan under which it grants to its and the Company's employees options to purchase the Parent's stock. The Parent records stock-based compensation expense for these grants. Such costs are not allocated to the Company.

On April 1, 2014, the Company entered into a non-exclusive placement agency agreement with an affiliate of the Parent and the Company (the "**Affiliate Placement**

4. Related Party Transactions (continued)

Agreement"). The Affiliate Placement Agreement allows the Company to act as a placement agent with respect to funds formed by the affiliate for the purpose of investing in private equity securities on a best efforts basis. In consideration for the services rendered by the Company, the affiliate pays the Company thirty-five percent (35%) of the net service fees received by the affiliate pursuant to the offering and operating agreements of the funds. As of December 31, 2016, the affiliate owed $14,612 to the Company which is included in due from affiliates in the Statement of Financial Condition.

An affiliate of the Company is an advisor to the SharesPost 100 Fund (the "**Fund**"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end, management investment company that is operated as an interval fund. The Fund invests in the equity securities of certain private, operating, late-stage, growth companies primarily comprising the SharesPost 100, a list of companies selected and maintained by the affiliate of the Parent. During 2016, the Company facilitated transactions in private company securities in which the Fund was the buyer of such securities. In accordance with policies established by the Fund, the Company is limited in the commission it may charge the seller it represents in transactions with the Fund. For 2016, the Company's commission charged to sellers was limited to between 4.9% and 5.1% per transaction.

In January 2016, the Company entered into a Commission Agreement with an affiliated entity with respect to a private placement of the affiliated entity's private company shares into an affiliated fund, for which it also acted as placement agent for the placement of the affiliated fund's units and earned a private placement fee.

In February 2016, the Company entered into a Placement Agreement with a Director of the Parent with respect to a private placement of the Director's interest in a fund in which the Director was a Managing Member. The Company earned a commission fee of 2.5% on the total sales proceeds received by the Director.